SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 17, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.
CORPORATE TAXPAYER REGISTRATION 76.535.764/0001-43
BOARD OF TRADE 5330000622-9
PUBLICLY HELD COMPANY

SUMMARY OF ITEM 3 OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING, HELD ON MARCH 11, 2009.

As the secretary of the Board of Directors Meeting held today, I hereby CERTIFY that item 3 of the Agenda, which addresses the issue of “Single brand – assignment of the Oi brand to Brasil Telecom S.A. or subsidiaries”, of the Minutes of the Board of Directors of BRASIL TELECOM S.A. Meeting, held on March 11, 2009, at 9:30 a.m., at Rua Humberto de Campos, 425 - 8° andar, Rio de Janeiro/RJ, is worded as follows:

“Finally, regarding item 3 of the agenda, Mr. Tarso Rebello Dias presented  the single brand strategy in Regions I, II and III to the Board of Directors, pursuant to the presentation filed with the secretary of this Board, which also announced that the Oi Brand is expected to be launched in Region II in April. Said strategy includes the assignment of the Oi brand for the use of Brasil Telecom S.A. or subsidiaries.”

All members of the Board of Directors of the Company were present, and the following Board members signed the minutes: José Mauro M. Carneiro da Cunha - Chairman, João de Deus Pinheiro Macêdo, Eurico de Jesus Teles Neto, José Augusto da Gama Figueira, Antonio Cardoso dos Santos.

Rio de Janeiro, March 11, 2009.

Maria Gabriela Menezes Côrtes
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.